Exhibit 99.1

Envigado, January 25, 2024

ALMACENES ÉXITO S.A. REPORTS CHANGES IN ITS CONTROL AND SHAREHOLDING STRUCTURE

Pursuant to what was informed to the market in the relevant information communications of January 19 and January 22 of this year, related to the Tender Offer of Almacenes Éxito S.A. (the “Company” or “Éxito”), made by Cama Commercial Group, Corp. (the “Buyer”) in Colombia (the “Colombian Tender Offer”) and with the results of the U.S. Tender Offer (the “U.S. Tender Offer”) reported by the Buyer, and together with the Colombian Tender Offer, the “Tender Offers”, the Company informs its shareholders and the market in general that there have been changes in Éxito’s shareholding of more than 5% of its stake and changes in its control, therefore, the new resulting shareholder structure is informed through the report of the 25 main shareholders:

	Shareholder	Number of shares	Shareholding percentage
1	JPMORGAN CHASE BANK NA FBO HOLDERS OF DR EXITO ADR	864,193,728	66.59%
2	CAMA COMMERCIAL GROUP CORP	277,849,737	21.41%
3	ITAU UNIBANCO S.A - BDR PROGRAM	146,778,748	11.31%
4	MORENO TORRES MANUEL GUSTAVO	2,692,095	0.21%
5	ABS DIRECT EQUITY FUND LLC	258,800	0.02%
6	MORENO MONTOYA CARLOS MARIO	202,064	0.02%
7	URIDECA S.A.S	190,953	0.01%
8	INVERSIONES SAN PETESBURGO S.A.S.	184,350	0.01%
9	TORRES PEREZ GONZALO ANDRES	121,035	0.01%
10	COURCELLES S.A.S	92,961	0.01%
11	MEJIA HERNANDEZ ANDRES EDUARDO	90,000	0.01%
12	VARGAS RODRIGUEZ JOSE LIBARDO	74,391	0.01%
13	FLEXSHHARES MORNINGSTAR EMERGING MARKETS FACTOR TI	70,408	0.01%
14	GONZALEZ MOLINA LAURA	67,200	0.01%
15	CABRERA GOMEZ OSCAR STEVEN	64,087	0.00%
16	KBC PLATO INSTITUTIONAL INDEX FUND NV	63,765	0.00%
17	CAMARA DE RIESGO CENTRAL DE CONTRAPARTE DE COL S.A	63,753	0.00%
18	VILLEGAS Y VILLEGAS IVEGAS LTDA	61,565	0.00%
19	MUNOZ ALDANA NESTOR	57,682	0.00%
20	GOMEZ GONZALEZ FELIPE	55,230	0.00%
21	REYES CRISTANCHO BERNARDO	53,470	0.00%
22	MONTOYA GOMEZ GABRIELA	49,344	0.00%
23	SALDARRIAGA ESPINOSA ROSMIRA DEL ROSARIO	43,470	0.00%
24	VELEZ CALLEJAS RODRIGO	43,470	0.00%
25	LUMEN CREATIVO S.A.S	41,493	0.00%

The Tender Offers made by the Buyer were accepted by shareholders and holders of American Depositary Shares representing, in aggregate, 86.84% of Éxito’s outstanding share capital, according to information reported by the Colombian Stock Exchange and the Buyer.

About Cama Commercial Group, Corp - Grupo Calleja:

With over 70 years of experience, Grupo Calleja is the leading food retailer in El Salvador and operates under its brand Super Selectos. With 111 stores and a market share of close to 60%, Super Selectos is one of the largest companies in El Salvador and employs over 12 thousand collaborators in its operations. While retail is the group’s core business, it also has investments in real estate, technology, energy, and other sectors.

This communication is for informational purposes only under the current applicable laws and regulations and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements:

This communication contains forward-looking statements related to a tender offer for common shares and American Depositary Shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the completion of the tender offer. Readers are cautioned not to place undue reliance on these forwardlooking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.